SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No. 4)

NeoGames S.A.1
(Name of Issuer)

Ordinary Shares, no par value	L6673X107
(Title of class of securities)	(CUSIP number)

Barak Matalon
C/o NeoGames S.A.
10 Habarzel St.
Tel Aviv, Israel
Telephone: 972-3-607-2571

with a copy to:

Herzog Fox & Neeman
6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
Attn:  Ron Ben-Menahem, Adv.
 Telephone: 972-3-692-2020

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1 Pursuant to the Business Combination Agreement (as defined below) NeoGames S.A. completed the Continuation (as defined below) on April 24, 2024 and changed its name to Neo Group Ltd. effective from the Continuation.

(Continued on following pages)

CUSIP No. L6673X107	Page 2 of 7

1	NAME OF REPORTING PERSON: Barak Matalon I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. L6673X107	Page 3 of 7

1	NAME OF REPORTING PERSON: Elyahu Azur I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. L6673X107	Page 4 of 7

1	NAME OF REPORTING PERSON: Aharon Aran I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel and Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: IN

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 11, 2022 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on October 6, 2022 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on April 25, 2023 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D filed with the SEC on May 22, 2023 (“Amendment No. 3” and together with Amendment No. 2, Amendment No. 1 and the Original Schedule 13D, the “Schedule 13D”), with respect to the ordinary shares, no par value (the “Ordinary Shares”), of NeoGames S.A., a company organized under the laws of the Grand Duchy of Luxembourg (“NeoGames” or the “Issuer”). The address of the principal executive office of NeoGames is 10 Habarzel St., Tel Aviv 6971014, Israel. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.          Purpose of Transaction.

Item 4 is hereby amended by addition of the following:

On April 25, 2024, pursuant to the Business Combination Agreement by and among Neo Group Ltd., formerly known as NeoGames S.A. (the “Company”), Aristocrat Leisure Limited, an Australian public limited company (“Parent”), and Anaxi Investments Limited, a Cayman Islands exempted company and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company with Merger Sub ceasing to exist and the Company surviving as a wholly owned indirect subsidiary of Parent (the “Merger”).  As consideration for the Merger, each issued and outstanding ordinary share of the Company prior to the effective time of the Merger (other than (x) shares owned by Parent or Merger Sub or any of their respective subsidiaries, (y) shares owned by the Company as treasury shares and (z) shares held by shareholders of the Company who have validly exercised their statutory rights of appraisal in respect of such shares), including all shares beneficially owned by each of the Reporting Persons, was converted automatically into and thereafter represented the right to receive an amount in cash equal to $29.50, without interest thereon and subject to applicable tax withholding.

In accordance with the Business Combination Agreement and in connection with the transfer (by way of continuation) of the Company’s statutory seat, registered office (siége statutaire) and seat of central administration (siége de l’administration centrale) from Luxembourg to the Cayman Islands and change of the Company’s legal form as a Luxembourg law governed public limited liability company (société anonyme) to a Cayman Islands exempted company (without the dissolution of the Company or the liquidation of its assets), which became effective on April 24, 2024 (the “Continuation”), The Nasdaq Global Select Market (“Nasdaq”) suspended all trading in NeoGames shares as of the close of business on April 23, 2024. The Company has notified Nasdaq of the closing of the Merger and requested that Nasdaq file with the SEC a notification of removal from listing and/or registration on Form 25 to effect the delisting of all shares from Nasdaq and the deregistration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends to file a certification and notice of termination of registration on Form 15 with the SEC requesting the termination of registration of the shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the shares.

Item 5.          Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety:

(a) and (b)

As of the date hereof, each of Mr. Matalon, Mr. Azur and Mr. Aran beneficially owns no Ordinary Shares.

(c)  Except as set forth in this Amendment No. 4, to the best knowledge of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days with respect to any Ordinary Share.

(d)  Not applicable.

(e)  On April 25, 2024, each of Mr. Matalon, Mr. Azur and Mr. Aran ceased to be the beneficial owner of more than five percent of the Issuer’s outstanding Ordinary Shares.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 2, 2024

/s/ Barak Matalon
Barak Matalon

/s/ Elyahu Azur
Elyahu Azur

/s/ Aharon Aran
Aharon Aran